                            [LATHAM & WATKINS LOGO]



                               January 11, 2001



Securities and Exchange Commission
Judiciary Plaza
450 Fifth St., N.W.
Washington, DC 20549

          Re:  Sithe Asia Holdings Ltd.- Form U-57 Amendment No. 1
               ---------------------------------------------------

Ladies and Gentlemen:

          Sithe Asia Holdings Ltd. ("Sithe Asia"), on behalf of The Cogeneration Public Company Limited, Thai Cogeneration Company Limited, and MTP Cogeneration Company Limited, respectfully requests to withdraw its Form U-57 Amendment No. 1, previously filed with the Securities and Exchange Commission on December 19, 2000 (CIK 0001130157). Sithe Asia is requesting withdrawal of this submittal because it was filed under an incorrect CIK number. Sithe Asia submitted the Amendment No. 1 under the correct CIK number on January 10, 2001.

          If you have any questions with regard to this letter, please call the undersigned at (202) 637-2216.

                                 Very truly yours,

                                 /s/  Jared W. Johnson
                                 ---------------------
                                 Jared W. Johnson
                                 of LATHAM & WATKINS

                                 Counsel for Sithe Asia Holdings Limited